March 16, 2006

Mail Stop 4561

Sheldon Silverman
Chief Executive Officer
WorldTradeShow.com, Inc.
9449 Balboa Avenue, Suite 114
San Diego, CA 92123

	Re:	WorldTradeShow.com, Inc.
      Registration Statement on Form 10-SB
      Filed February 14, 2006
      File no. 0-51126

Dear Mr. Silverman:

      We have reviewed your filing and amendment and have the following comments. Please note that this registration statement goes effective by lapse of time on April 16, 2006. Please either amend this registration statement by April 5, 2006 in order to allow sufficient time for review of any amendment or withdraw the registration statement.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB
1. See prior comment 1 of our December 6 letter. Despite your response to the contrary, you continue to use the safe harbor language of the Private Securities Litigation Reform Act in the first paragraph under the Table of Contents. As previously noted, this safe harbor is not available to you and you must remove all references to that Act or make it clear each time that you reference it that it is unavailable to you.
Part I
Item 1. Description of Business
Background

2. Please see our prior comment 2 of our February 9, 2006 letter. We still have not seen the supplemental business plan. Please provide this.
3. Please make it clear that the value of the stock issued in the Dudesmart transaction was $264,000.
4. Please revise your background section for clarity. For example, when you discuss the DudeSmart acquisition you reference the WTS Discount Card,Vietnam, and two websites (i.e., Hotels.com.vn and Dot.vn) without any prior context. Please ensure that you update your business discussion to the extent practicable. In this regard, we note several references to the 2005 time period. It also appears that your license agreement with Hi-Tek expired January 14, 2006, yet, we cannot locate any discussion of an extension.
5. We note that, other than the above agreement with Hi-Tek, there have been no agreements filed regarding any of the financing of WorldTradeShow`s business to date by "loans form management, shareholders and the debt from its major vendor and majority shareholder, Hi-Tek." If there are any written agreements with any of these entities, they should be filed as exhibits.
6. Please disclose whether Dudesmart has achieved operational status as you disclose that you anticipate in your discussion of "Assets &
Liabilities."

Research and Development
Prior Comment Number 8
7. We reissue and clarify a portion of our prior comment. The services performed by Hi-Tek including the development and deployment of your promotional web site appear to be contract services that would fall under the guidance in paragraph 11d of SFAS 2. As previously requested, tell us how you considered paragraph 11d of SFAS 2 in accounting for this arrangement with Hi-Tek.

Employees and Employment Agreements
8. Please clarify which employment or consulting agreements are currently in effect. The material terms of each such agreement should be set forth and the agreement should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-B. In this regard, we note that you have filed an independent contractors agreement with Sheldon Silverman, your chief executive officer, which expired June 30, 2005.

Management`s Discussion and Analysis
9. It appears that you changed only the numbers in the "Results of Operations" portion of this discussion and made no real effort to address any reasons for why those numbers might have changed. Please revise this discussion to address the reasons for the material changes.
10. Please present six-month data in your summary of selected financial information.
11. Your disclosure notes that you plan to sign a renewal of your service agreement with Hi-Tek to run for an additional 12 months through 2006, which provides for the payment of your monthly operating expenses and will allow you to operate without additional funding for the next 12 months. Please disclose the current status of this agreement. We are able to locate only the 2005 Hi-Tek service agreement, which expired January 2006 (exhibit 10.6); please note that this agreement is missing Schedule A. Further, it does not appear to provide for any payment of expenses or rental of your offices as stated in your disclosure.
Executive Compensation
12. The amounts shown in All Other Compensation column of the Summary
Compensation Table for Mr. Silverman should be moved to the Other Annual Compensation column. See Item 402(b) of Regulation S-B. Further, the option grant table should only be shown for the past fiscal year (i.e., April 30, 2005) and the option exercise table should reflect options held at year end by each named executive officer (even if there were no exercises) and the value of those - in-the-money. See Release No. 34-32723. See also CF Tel. Interp. J. 20.
With respect to your executive compensation information, we note that you disclose various fiscal year ends (i.e., April 30, December 31, and October 31.) Please revise to refer only to your April 30 fiscal year end.

Financial Statements, page F1
Report of Independent Public Accounting Firm
Prior Comment Number 23
13. We reissue and our prior comment number 23. Revise to include an auditor`s opinion on the cumulative data ("Cumulative from inception
(September 15, 1995 to April 30, 2005") in the annual audited financial statements.


Notes to Financial Statements
Note 2 - Summary of Significant Accounting Polices
Revenue Recognition
Prior Comment Number 27
14. We note from your response and revised disclosures that the Company earns commissions on room revenues. Tell us who pays the Company commissions and the nature of the arrangements with that entity. Further explain the Company`s basis in GAAP for recognizing revenue for commissions at the time customers present records of room reservations.

Note 3 - Intangible, long-lived assets and goodwill
Dudesmart.com
Prior Comment Number 31
15. We note your response to our prior comment and your revised disclosures related to the Dudesmart.com transaction. As previously requested, tell us how you considered SFAS 142 in determining whether goodwill was impaired as of April 30, 2005 or October 31, 2005. Refer to paragraphs 19 through 29 for guidance on testing goodwill for impairment. Tell us specifically how you considered that guidance and provide us with your analysis in concluding whether goodwill has been impaired. Further, clarify what you mean in the last statement of your disclosure that "[t]he Company from time to time evaluates the fair value of its goodwill and at this time the company feels fair market value of the goodwill."

Prior Comment Number 32
16. You response does not address how you considered the criteria in
EITF 98-3 when concluding whether the Dudesmart.com transaction was an acquisition of a business or assets. In your response, provide specific details on how you considered the criteria and what your conclusion was based on those considerations. Further, tell us whether the Company and Dudesmart.com were under common control at the time of the transaction and the nature of that control relationship. If there is a common control relationship, tell us how you considered paragraphs 11 and D11 through D18 of SFAS 142 in accounting for this transaction and other transactions with entities with which the Company had a common control relationship.

License Agreement with Hi-Tek Multimedia, Inc
Prior Comment Number 35
17. We note your response to our prior comment. Tell us what you mean when you state that the "prior auditor did not amortize the licensing agreement..." In this regard, explain what accounting functions, if any, are performed by your registered independent public accounting firm. Further, explain what you mean when you state that "...the company assumed to amortize its license agreement with its revenue stream"

Business.com.vn Marketing License Agreement
Prior Comment Number 37
18. We note your response to our prior comment. It is not evident from your response or disclosures what service the Company is performing to generate royalty fees from Business.com.vn other than paying a "marketing fee". Explain why the "Marketing Licensing Agreement" is a revenue generating arrangement considering it does not appear the Company is providing any services or selling any products to earn the "royalty" from Business.com.vn.

Part III
Item 1. Exhibits
19. Exhibits must be filed as separate documents within your EDGAR filing and the correct EDGAR document type must be used. Please revise.
20. All agreements must be filed as exhibits in their executed form, not as "form of" agreements. Please revise.
21. Exhibit 4.1 must be filed. If you cannot convert the PDF format to one that is acceptable for filing on EDGAR, you may include a page labeled "Exhibit 4.1" that contains a link to a site where a copy of the stock certificate is available for viewing.

Signatures
22. Your signature page is dated October 17, 2005, which appears to relate in time to the Form 10-SB that you filed on October 19 and then withdrew. Please revise.

General

      As appropriate, please amend your filing and respond to these comments by April 5, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at (202) 551-3855 or Thomas
Ferraro, at (202) 551-3225 if you have questions regarding
comments
on the financial statements and related matters.  Please contact
Hugh
Fuller, the examiner on your filing, at (202) 551-3853 or me at
(202)
551-3730 with any other questions.

Sincerely,


      Barbara Jacobs
      Assistant Director